[letterhead of Strayer Education, Inc.]



VIA EDGAR
---------


January 5, 2009


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attn:  Larry Spirgel
       Assistant Director

     Re:  Strayer Education, Inc. ("Strayer")
          Form 10-K for the Fiscal Year ended December 31, 2007
          Filed February 14, 2008 (the "2007 Form 10-K")
          File No. 0-21039


Dear Mr. Spirgel:

     I am submitting this letter as requested by Mr. John Harrington of the staff (the "Staff") of the Securities and Exchange Commission in response to your letter dated November 25, 2008 to Robert S. Silberman, Strayer's Chairman of the Board and Chief Executive Officer. The comments of the Staff contained in your letter were separately responded to on our behalf by our counsel on December 23, 2008.

     Pursuant to your letter, on behalf of Strayer, I hereby acknowledge that:

     o Strayer is responsible for the adequacy and accuracy of the disclosure in its 2007 Form 10-K;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Strayer's 2007 Form 10-K; and

     o Strayer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.


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Securities and Exchange Commission
January 5, 2009
Page 2



     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (703) 247-2500.

Very truly yours,

/s/ Mark C. Brown

Mark C. Brown
Executive Vice President and Chief Financial Officer

cc:  John Harrington
     Paul Fischer
     Robert S. Silberman
     Gregory Ferenbach
     Jeffrey S. Hochman